CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

MARVEL ENTERTAINMENT, INC. PURSUANT TO 17 C.F.R. § 200.83.

THIS LETTER OMITS THE CONFIDENTIAL INFORMATION INCLUDED IN

THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE DIVISION OF CORPORATION FINANCE OF THE SECURITIES AND EXCHANGE COMMISSION AND ASTERISKS DENOTE SUCH OMISSIONS.

Marvel Entertainment, Inc.

417 Fifth Avenue

New York, New York 10016

July 21, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

VIA EDGAR

Re:	Marvel Entertainment, Inc.
Form 10-K for the fiscal year ended December 31, 2005

Dear Mr. Spirgel:

Reference is made to the letter dated July 7, 2006 (the “July 7 Letter”) addressed to me as Chief Financial Officer of Marvel Entertainment, Inc. (the “Company”) setting forth comments of the Staff of the Securities and Exchange Commission (the “SEC or the “Staff”) on the above-referenced annual report on Form 10-K (the “10-K”). The 10-K was the subject of comments of the Staff set forth in a letter to the Company dated May 10, 2006 (the “Comment Letter”). The Company responded to the Comment Letter on June 7, 2006.

The Staff’s comments in the July 7 Letter are copied below in bold type for your reference, and are followed by the Company’s response. The captions below correspond to those used in the July 7 Letter.

2. Summary of Significant Accounting Policies, page F-12

SEC Comment:

1.

Refer to your prior comment one. Please provide us with more details of the original terms and the terms of the April 1, 2004 amendment to the license agreement. In this regard, tell us in detail how as a result of the amendment you obtained control over the operations of the joint venture. Addressing the relevant accounting literature, tell us in detail why you believe that obtaining control over the operations of the joint venture was the determining factor in concluding that consolidation was appropriate.

We note from your prior response that “control over certain other functions of the Joint Venture, such as product approval, is shared between the Company and Sony Pictures.” Due to the significance of the shared functions it is unclear to us how you concluded that you control the operations. Please advise or revise.

Confirm to us that you and Sony were both the general partners and the limited partners in the LP. Also tell us how you considered SOP 78-9 and EITF 04-5 in your accounting.

Response:

Spider-Man Merchandising L.P. (the “Joint Venture”) is a limited partnership that was formed pursuant to an agreement dated February 22, 1999 between the Company and Sony Pictures Entertainment, Inc. (“Sony”) (the “Original Agreement”). The Original Agreement was superseded by an amended and restated license agreement, dated as of May 21, 2004 (the “Amended Agreement”). The effective dates of the Amended Agreement were April 1, 2004 for the changes in the allocation of Joint Venture profits and losses and cash distributions and May 21, 2004 for various operating elements as more fully described below. Although the Joint Venture is structured as a limited partnership, under both the Original Agreement and the Amended Agreement, Sony and the Company are the only general partners and the only limited partners in the Joint Venture.

Both the Original Agreement and the Amended Agreement specify the proportions in which profits and losses are allocated and distributions by the Joint Venture to its partners are made. Until the effective date of the Amended Agreement on April 1, 2004, allocations of profit and loss, and distributions, were made on an equal, 50/50 basis between the Company and Sony. When the Amended Agreement became effective on April 1, 2004, those ratios changed. Since that date, the Company has been allocated **% of the Joint Venture’s profits and losses and has received **% of the Joint Venture’s distributions, while Sony has been allocated the remaining **% of the Joint Venture’s profits and losses and has received only **% of its distributions.

Under paragraph .07 of SOP 78-9, the Company’s ownership of a majority of the financial interests in profits and losses creates a presumption that the Company controls the Joint Venture and should consolidate its results. Under SOP 78-9 and EITF 04-5, the Company would be required to consolidate the Joint Venture unless Sony has substantive participating rights that permit Sony to effectively participate in significant decisions that would be expected to be made in the ordinary course of business.

In addition to the change in economic interests in the Joint Venture made by the Amended Agreement, that amendment also changed the operating control of the Joint

Venture and resulted in the Company assuming control of all of the significant decisions of the Joint Venture relating to its ordinary course of business.

The Joint Venture has no employees and is solely a licensing business. The purpose of the Joint Venture is to secure licensees for merchandise (e.g., clothing, food products, toys, video games, etc.) using the images and intellectual property of the Spider-Man movies and to negotiate the financial and other terms on which those licensees may exploit those images and related intellectual property. Under the Original Agreement, those functions were shared equally by both Sony and the Company. Under the Amended Agreement, the Company is responsible for all of the Joint Venture’s revenue generation, bears all of its operating expenses and controls all ordinary course business activities of the Joint Venture. Pursuant to the Amended Agreement, among the Joint Venture activities that the Company controls, and which it performs for the Joint Venture, are:

•	Selecting licensees for the Joint Venture, obtaining license agreements for the Joint Venture and determining the terms of those licenses;
•	Drafting, negotiating and arranging for the execution of all license agreements on behalf of the Joint Venture;
•	Arranging and providing all legal services for the Joint Venture, such as trademark filings and anti-piracy efforts;
•	Collecting all receivables from licensees on behalf of the joint venture; and
•	Enforcing all license agreements on behalf of the Joint Venture, including determining whether to audit licensees and whether to prosecute or settle disputes with licensees.

Sony has mere consultation rights with respect to the above matters, and cannot veto or alter any licenses entered into or terms negotiated by the Company.

Under the Original Agreement, offices, telecommunications, computers and office equipment for the Joint Venture’s operations were provided by Sony; under the Amended Agreement, those items are provided by the Company, at no cost to the Joint Venture.

The only ordinary course activities of the Joint Venture with respect to which Sony has control, either alone or with the Company, are:

•	Marketing and promotional activities and programs for the Joint Venture’s merchandising programs, including design of marketing and promotional materials, the costs for all of which are borne by Sony;
•	The creation of style guides which are provided to licensees to assure consistency in appearance of their merchandise with the movie images; and
•	Approval of specific products developed by licensees, although all communications with licensees are through the Company.

These activities are either insignificant, as in the case of product approvals, or are protective of Sony’s considerable investment in the Spider-Man movie franchise.

The product approval process is an insignificant administrative function in which licensees submit designs and samples of their products. Sony’s role in that process has been to examine the products and their packaging for conformity to the approved images in the movie style guide, and to assure that the products do not violate the contractual rights of movie talent, such as Toby Maguire.

For a movie studio, such as Sony, the marketing and promotional programs associated with movie merchandise (e.g., in store promotion materials/signage) are part of the critical promotional activities for the movie itself. Examples of these activities are programs in which retailers such as Wal-Mart, Target or Rite-Aid decorate their stores, or aisles in their stores, in Spider-Man movie themes, display movie images on monitors in their electronics departments and print store gift cards bearing Spider-Man images. Every studio releasing a major motion picture, such as Spider-Man, carefully coordinates the appearance of the movie merchandise with the movie images, and coordinates the promotional campaigns associated with the movie and movie merchandise to protect its investment in the movie franchise. The purpose of allowing Sony to participate in the control of these rights is not to allow Sony to influence the business of the Joint Venture in an effort to enhance the Joint Venture’s business. It is to protect its substantial investment in the associated movies and the successful release and distribution of those movies.

In light of the aforementioned changes in economic interests and operating control, the Company concluded that consolidation of the Joint Venture was appropriate as of April 1, 2004, based on the following guidance:

•

Statement of Financial Accounting Standards No. 94 (“SFAS 94”), Consolidation of all Majority Owned Subsidiaries, an amendment of ARB No. 51, with related amendments of APB Opinion No. 18 and ARB No. 43, Chapter 12;

•

Emerging Issues Task Force (“EITF”) No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights (“EITF 96-16”);

•	AICPA Statement of Position No. 78-9, Accounting for Investments in Real Estate Ventures (‘SOP 78-9”); and
•	EITF 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.

In our previous response, dated June 7, 2006, the Company discussed its consideration of the provisions of SFAS 94 and EITF 96-16 and has therefore limited its discussion in this response letter to the Company's consideration of SOP 78-9 and EITF 04-5.

Pursuant to the provisions of SOP 78-9, paragraph .07, and APB Opinion No. 18, “ . . . a condition that would usually indicate control is ownership of a majority (over 50%) of the financial interests in profits or losses.” As described above, pursuant to the Amended Agreement, effective April 1, 2004, Sony and the Company agreed that **% of all the Joint Venture’s profits and losses would inure to the Company.

The Company has also considered the guidance provided in EITF 04-5 and believes that the rights held by the Company enable it to control the Joint Venture and the rights held by Sony are not sufficiently substantive participating rights to overcome the Company's control of the Joint Venture's ordinary business operations. Specifically, pursuant to the provisions of EITF 04-5, consolidation of the Joint Venture is appropriate because the Amended Agreement limits Sony’s participating rights (as both a general partner and limited partner) as described above. Sony does not have the ability to dissolve (liquidate) the Joint Venture and does not possess any other type of “kick-out” rights of the type described in paragraph 7 of the EITF. Furthermore, EITF 04-5 requires an evaluation whether limited partners have substantive participating rights – evidenced, for example, by an ability to (i) select, terminate and set the compensation of management responsible for implementing the limited partnership’s policies and procedures, and/or (ii) establish operating and capital decisions of the limited partnership, including budgets, in the ordinary course of business. Sony does not have the ability to exercise any control over these items. Paragraph 17 of EITF 04-5 states “that in evaluating the limited partners’ rights to determine whether they are substantive, participation means the ability of the limited partners to approve or block actions proposed by the general partners”. According to the EITF, general partners must have the limited partners’ agreement to take the actions described above in order for the rights to be substantive participating rights. Although Sony maintains certain protective rights, they have no substantive participating rights that would prevent the Company from controlling the daily operations of the Joint Venture, supporting the conclusion to consolidate the Joint Venture’s operations. Pursuant to the provisions of EITF 04-5, paragraph 11, the Company views the aggregate rights of Sony to fall below the realm of effectively participating in significant decisions that would be expected in the ordinary course of the Joint Venture’s business.

In conclusion, it is the Company’s view that the functions of the Joint Venture controlled by the Company are the significant driving elements of the Joint Venture’s operations, as compared to the functions either controlled by Sony or controlled jointly by Sony and the Company. The Company is solely responsible for the day-to-day operations of the Joint Venture. While Sony has a limited participating right to control marketing and promotional activities and also can exercise a protective intellectual property right during the product approval stage, the Company believes that these limited participating rights are not substantive and are insufficient to overcome the presumption of control that the Company possesses through its substantive participating rights and through its **% interest in the Joint Venture’s profits, losses and distributions.

If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the 10-K, please contact me at (212) 576-8538. Thank you for your attention.

Very truly yours,

/s/ Kenneth P. West
Executive Vice President and
Chief Financial Officer